                                                                   June 15, 2005


Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      DSW INC.
                  AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON
                  FORM S-1 FILED JUNE 7, 2005 (FILE NO. 333-123289)

Dear Mr. Owings:

            On behalf of DSW Inc., an Ohio corporation ("DSW" or the "Company"), enclosed is a copy of Amendment No. 3 to the above-referenced Registration Statement (the "Registration Statement"), as filed with the United States Securities and Exchange Commission (the "Commission") on the date hereof. We have also enclosed a copy of Amendment No. 3 marked to show changes from Amendment No. 2 to the Registration Statement originally filed with the Commission on March 14, 2005 ("Amendment No. 2").

            The changes reflected in Amendment No. 3 include those made by DSW in response to the comments of the staff of the Division of Corporation Finance of the Commission (the "Staff") set forth in your letter, dated June 10, 2005, to Julia A. Davis, General Counsel for DSW, with respect to Amendment No. 2. Amendment No. 3 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

For your convenience, we set forth each comment from your comment letter in bold typeface and include DSW's response below it. Capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 3. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 3, which includes the prospectus as revised.

ABOUT THIS PROSPECTUS

      1. WE NOTE THAT YOU BELIEVE THE INFORMATION OBTAINED FROM NPD FASHIONWORLD IS RELIABLE, BUT THAT YOU "HAVE NOT INDEPENDENTLY VERIFIED AND CANNOT GUARANTEE THE ACCURACY OR COMPLETENESS OF THE INFORMATION." PLEASE NOTE THAT YOU ARE RESPONSIBLE FOR THE ENTIRE CONTENT OF THE REGISTRATION STATEMENT AND CANNOT INCLUDE LANGUAGE THAT CAN BE INTERPRETED AS A DISCLAIMER OF THE INFORMATION CONTAINED IN THE FILING. PLEASE REVISE.

            The Company has revised the prospectus to reflect the Staff's comment.

Mr. H. Christopher Owings
Division of Corporate Finance
June 15, 2005
Page 2


CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTION
NOTES, CREDIT AGREEMENTS AND GUARANTEES, PAGE 87

THE VALUE CITY SENIOR SUBORDINATED CONVERTIBLE LOAN FACILITY, PAGE 88

      2. PLEASE TELL US WHAT CONSIDERATION YOU GAVE TO THE REQUIREMENTS OF EITF 96-18 WITH RESPECT TO THE WARRANTS TO BE ISSUED TO SSC AND CERBERUS.

            The Staff notified the Company on June 13, 2005 that it has dropped this comment upon further deliberation.


                                    * * * * *

Mr. H. Christopher Owings
Division of Corporate Finance
June 15, 2005
Page 3


            Thank you for your consideration. If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact me at (212) 735-2588.

                                        Sincerely,


                                        /s/ Robert M. Chilstrom
                                        ------------------------------
                                        Robert M. Chilstrom
                                        Skadden, Arps, Slate, Meagher & Flom LLP


cc:   George Ohsiek
      Accounting Branch Chief
      Securities and Exchange Commission

      Ellie Quarles
      Special Counsel
      Securities and Exchange Commission

      Howard M. Baik
      Staff Attorney
      Securities and Exchange Commission

      Ta Tanisha Henderson
      Staff Attorney
      Securities and Exchange Commission

      Julia A. Davis
      Executive Vice President, General Counsel and Secretary
      DSW Inc.

      Steven J. Slutzky
      Corporate Partner
      Debevoise & Plimpton LLP